UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
001-41241

NOTIFICATION OF LATE FILING	CUSIP NUMBER
G4365A101

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

HCM Acquisition Corp
Full Name of Registrant

Former Name if Applicable

100 First Stamford Place, Suite 330
Address of Principal Executive Office (Street and Number)

Stamford, CT 06902
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2023 by the prescribed due date as it is still in the process of finalizing the document. The Registrant anticipates that it will file its Form 10-K within the fifteen-day grace period provided by the Exchange Act. On March 20, 2024, the Company completed its Business Combination as previously disclosed on the Form 8-K filed on March 26, 2024.  Management spent extensive time on the Business Combination. As a result, the Company was unable to complete the processes necessary to timely file its Form 10-K.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Shawn Matthews	(203)	930-2202
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

At December 31, 2023, the Registrant has estimated approximately $334,000 of net income.  At December 31, 2022, the Registrant showed net income of $14,783,303.  The reduction is largely attributed to an increase general and administrative costs as well as a reduction in the change in fair value of warrant liability.  On April 19, 2023, there was a partial redemption which was previously disclosed on the June 30, 2023 Form 10-Q.

The amounts reported above are still under review and may differ once reported in the 2023 Form 10-K.

MURANO GLOBAL HOSPITALITY CORP
As successor by merger to HCM Acquisition Corp
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date : April 1, 2024	By:	/s/ Elias Sacal Cababie
		Name:	Elias Sacal Cababie
		Title:	Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).